Exhibit 21.1

SUBSIDIARIES OF GREAT WESTERN BANCORP, INC.

Name	Jurisdiction of Incorporation/Organization

Great Western Bank	South Dakota
Hometown Investment Services, Inc.	South Dakota
Great Western Financial Services, Inc.	Nebraska
Valley Heights Lincoln LLC	Nevada
Wintergreen Real Estate Holding, LLC	Colorado
Great Western Investments, Inc.	South Dakota
Great Western Preferred Capital, Inc.	South Dakota
Great Western Statutory Trust IV	Connecticut
GWB Capital Trust VI	Delaware
Sunstate Bancshares Trust II	Delaware
HF Financial Capital Trust III	Delaware
HF Financial Capital Trust IV	Delaware
HF Financial Capital Trust V	Delaware
HF Financial Capital Trust VI	Delaware